UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

August 26, 2016

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Kathy Churko

Unified Series Trust (the “Registrant”)

SEC File No. 811-21237

Dear Ms. Churko:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Form N-CSR for the period ended September 30, 2015.

Appleseed	Fund September 30, 2015 Annual Report:

(1)	Comment: The Annual Report financial statements indicate that the Fund incurred dividend and interest expenses on securities sold short during the year. Please confirm that these expenses were properly reflected in the Annual Fund Operating Expenses table included in the Fund’s prospectus. For future prospectus filings, please consider subdividing “Other Expenses” to show dividend and interest expenses on securities sold short as its own item in the Annual Fund Operating Expenses table.

Response: The dividend and interest expenses on securities sold short during the year were reflected in the prospectus fee table as a portion of the “Other Expenses” line item. We will consider subdividing “Other Expenses” to include any short-sale dividend and interest expenses as a separate line item in future prospectus filings.

(2)	Comment: The Annual Report Financial Highlights include “Ratio of net expenses to average net assets (excluding short sale and interest expense).” Please remove this as a line item in the Financial Highlights as it is not prescribed by Form N-1A. You may include it in a footnote to the Financial Highlights.

Response: This line item will be removed for future reports and included in a footnote on the Financial Highlights.

(3)	Comment: The Annual Report discloses that the Fund is non-diversified. However, the Fund appears to have been diversified as of the end of its 2015 fiscal year. Please confirm, supplementally, that the Fund has been non-diversified at some point during its past three fiscal years. If not, please confirm that the Fund will not operate as non-diversified without shareholder approval.

Response: The Fund has been non-diversified for several periods during the past three years. The Fund’s diversification status is being monitored closely, and if the Fund remains diversified continuously for three years, the Fund’s registration statement and related disclosures will be updated appropriately and the Fund will not operate as non-diversified without shareholder approval.

IRON	Strategic Income Fund September 30, 2015 Annual Report:

(1)	Comment: The Fund lists its benchmark as the Credit Suisse Hedge Fund Index. However, it does not appear that the Fund invests in hedge funds or hedge fund-like investments. Please explain, supplementally, why the Credit Suisse Hedge Fund Index is an appropriate index for the Fund.

Response: The Fund considers the Dow Jones Credit Suisse Hedge Fund Index to be an “appropriate broad-based securities market index” as that term is described in Instruction 5 to Item 27(b)(7) of Form N-1A, because the index “is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.”

While the Fund invests primarily in fixed income securities (or in underlying funds that provide exposure to fixed income securities), and historically the high yield segment, it does not seek a fixed-income or high yield return. Rather, the Fund seeks to provide an absolute or positive return with relatively low volatility, regardless of the securities market environment. The Fund does this by varying its portfolio and adjusting its market exposure through, among other methods, the use of credit default swaps along with other derivative instruments. As a consequence, the Fund considers the Dow Jones Credit Suisse Hedge Fund Index to be an appropriate broad-based securities market index with respect to the Fund.

(2)	Comment: In the Statement of Assets and Liabilities, please include the amount of securities on loan on the face of the statement, including in a footnote to the statement.

Response: Going forward, the total value of securities loaned will be included on the Statement of Assets and Liabilities in accordance with Regulation S-X § 210.6-04 (Balance sheets).

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, or need additional information, please contact me at 513-587-3454.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Secretary, Unified Series Trust

Copy to:	Mr. David Carson, President, Unified Series Trust
Mr. Zachary Richmond, Treasurer and Chief Financial Officer, Unified Series Trust
Mr. Jonathan Van Duren, Esq., Thompson Coburn LLP